Viropro, Inc.

November 15, 2005.

Sent Via FAX  202-551-3254

Mr. Andrew Blume

United States Securities & Exchange Commission

Washington DC  20549

Your File Number:  333-06718

Dear Sir:

Reference is made to your letter of November 4, 2005, from Mr. William Choi. As requested, we are pleased to provide the following comments as response to your letter.

1.

There was no Item 1 in your letter;

10-KSB for the Fiscal Year Ended November 2004

2.

Item 2:  We are arranging to amend the filing to include the wording as proposed. The Independent Auditor has reissued his letter accordingly;

3.

Item 3:  At the time the 10KSB was filed (March 2005) Bennett Thrasher PC was in fact registered with PBACO. They were officially approved on October 16, 2003, and were deregistered on September 27, 2005;

4.

The functional currency at November 30, 2004, is the Canadian dollar. The reporting currency for all periods presented is the US dollar.

At November 30, 2003, the Company had no assets, approximately $8,500 in liabilities and no operations other than incurring general and administrative expenses of approximately $8,500 for the period ended November 30, 2003. At November 30, 2003, the Company was a US based shell with no subsidiaries. During the year ended November 30, 2004, the Company formed 2 subsidiaries based in Canada.

Subsequent to November 30, 2003, substantially all of the Company’s assets, liabilities and operations were conducted by the Canadian subsidiaries and in Canadian dollars. The US based shell had no material assets, liabilities or operations other than the issuance of common stock.

Based on the above the economic factors set forth in paragraph 42 of SFAS 52 would indicate that the Canadian dollar should be the functional currency.

8515, Place Devonshire, Suite 207

Montreal, Quebec, Canada

H4P 2K1

The statement of cash flows has been corrected to display the effect of exchange rates as a separate line item in the reconciliation of beginning and ending balances of cash.

Prior to the formation of the Canadian subsidiaries no currency translation adjustments existed. No non monetary assets existed at the date of change. The entire balance of the currency translation adjustment is reported as a component of stockholders equity at November 30, 2004.

5.

Item 5:  The Company measures the fair value of these equity instruments based on the trading price of the equity instruments on the earlier of the date at which a commitment for performance is reached or the date at which the performance is complete. Through November 30, 2004, the date used has been the commitment date. The Company charges the fair value to operations on the date of the commitment if performance is complete or over the term of the performance commitment if the performance occurs over a period of time.

6.

Item 6: The stock subscriptions have been reclassified to paid in capital.

7.

Item 7: wording will be changed as proposed. Amended 10QSB will be filed.

8.

Item 8:  The Company will amend accordingly for both the 10KSB and the 10QSB (August 31, 2005).

10QSB  For the Fiscal Quarter Ended August 31, 2005.

9.

Item 9:  Will amend the 10QSB to include the certification of the newly appointed CEO.

Should you wish to discuss this matter further, please contact the undersigned at 514-578-3579 (Fax: 514-685-5557).

Yours very truly,

VIROPRO, INC.

/s/ Gary Chamandy Cook

Gary Chamandy-Cook

Copies to: Neil Winter (Auditor)

gchamandycook@trivorgroup.com

                    Richard Lee (Chairman)

Duly Authorized

    Jean-Marie Dupuy (CEO)